

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 2, 2016

Via E-mail
Sean Fallis
Silver Bull Resources, Inc.
Chief Financial Officer
777 Dunsmuir Street, Suite 1610
Vancouver, B.C.
V7Y 1K4 Canada

> **Re:** **Silver Bull Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 24, 2016**
> **File No. 333-214228**

Dear Mr. Fallis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Brian Boonstra, Esq.
Davis Graham & Stubbs LLP